SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: August 8, 2012

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Ehud Helft / Kenny Green
CCG Investor Relations
ezchip@ccgisrael.com
Tel: (US) 1 646 201 9246

FOR IMMEDIATE RELEASE

EZCHIP ANNOUNCES SECOND QUARTER 2012 RESULTS
Significant sequential revenue decline expected in the third quarter with
2012 revenues likely to decline year-over-year

Yokneam, Israel, August 8, 2012 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in Ethernet network processors, today announced its results for the second quarter ended June 30, 2012.

Second Quarter 2012 Highlights:

•	Second quarter revenues of $15.8 million

•	Gross margin reached 81.7% on a GAAP basis and 82.2% on a non-GAAP basis

•	Net income was $5.6 million on a GAAP basis, 35% of revenues

•	Net income was $8.4 million on a non-GAAP basis, 53% of revenues

•	Operating cash flow of $9.1 million

•	End of quarter net cash was $153.8 million

Second Quarter 2012 Results:

Total revenues in the second quarter of 2012 were $15.8 million, a decrease of 9% compared to $17.3 million in the second quarter of 2011, and an increase of 10% compared to $14.4 million in the first quarter of 2012.

    Net income, on a GAAP basis, for the second quarter of 2012 was $5.6 million, or $0.19 per share (diluted), compared to net income of $4.8 million, or $0.17 per share (diluted), in the second quarter of 2011, and net income of $5.1 million, or $0.18 per share (diluted), in the first quarter of 2012.

Net income, on a non-GAAP basis, for the second quarter of 2012 was $8.4 million, or $0.29 per share (diluted), compared to non-GAAP net income of $9.4 million, or $0.33 per share (diluted), in the second quarter of 2011, and non-GAAP net income of $7.8 million, or $0.27 per share (diluted), in the first quarter of 2012.

    Cash, cash equivalents, marketable securities and deposits as of June 30, 2012, totaled $153.8 million, compared to $145.2 million as of March 31, 2012. Cash generated from operations during the second quarter was $9.1 million, cash used in investing activities was $0.8 million and cash provided by financing activities (resulting from the exercise of options) was $0.3 million.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

First Six Months 2012 Results

Total revenues for the six months ended June 30, 2012 were $30.2 million, a year-over-year decrease of 1% compared to $30.5 million for the six months ended June 30, 2011. Net income on a GAAP basis for the six months ended June 30, 2012 was $10.7 million, or $0.37 per share (diluted), compared to net income of $6.2 million, or $0.22 per share (diluted), for the six months ended June 30, 2011. Net income on a non-GAAP basis for the six months ended June 30, 2012 was $16.2 million or $0.55 per share (diluted), compared with non-GAAP net income of $14.8 million, or $0.52 per share (diluted), for the six months ended June 30, 2011.

Eli Fruchter, CEO of EZchip, commented, “In the second quarter of 2012 we continued to make progress in the marketplace. Cisco moved a second NP-4 based platform to production and ZTE became our second largest customer with strong NP-3 based purchases and a significant increase in initial production shipments of NP-4 based systems, and has started NP-5 designs. Our other NP-4 customers are still at the design phase with NP-4 and are still using the large amounts of samples they purchased last year to complete their systems testing and move to production. We believe that it might take these customers a longer time to go to production than we originally anticipated, partially because they are new to our technology and need more time for software development but also due to the global economy worries that slow up carriers CAPEX and which are likely to remain low during the second half of 2012. We believe this environment allows our new NP-4 based customers not to rush their next generation systems and continue to sell their older systems.

Revenues in the second half of 2012, as a result, are expected to be lower than initially anticipated with a significant sequential decline in the third quarter and with 2012 revenues likely to decline year-over-year.  However, we continue to believe in our long-term, strong growth potential and are now expecting the revenue ramp to start in 2013.

It is a very disappointing short term guidance that delays our expected revenue ramp, but we believe it is just a delay that does not change our long term view. We continue to believe that all our NP-4 customers will move to production until the end of the year, carriers to increase spending, the growth in edge routing to resume, and our leadership in high speed network processors to advance.”

   Conference Call

   The Company will be hosting a conference call later today, August 8, 2012, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

    To participate through the live webcast, please access the investor relations section of the Company’s web site at: http://www.ezchip.com/investor_relations.htm, at least 10 minutes before the conference call commences. If you would like to ask a question on the call, please contact the investor relations team for the telephone dial in numbers.

    For those unable to listen to the live webcast, a replay of the webcast will be available the day after the call under the 'Investor Relations' section of the website.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Use of Non-GAAP Financial Information

    In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business.  The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with FASB ASC 718, amortization of intangible assets and taxes on income.  Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

About EZchip

    EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment.  EZchip provides its customers with solutions that scale from 1-Gigabit to 200-Gigabits per second with a common architecture and software across all products.  EZchip’s network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks.  Flexibility and integration make EZchip’s solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.  For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 29, 2012 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Condensed Consolidated Statements of Operations (U.S. Dollars in thousands, except per share amounts) (Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2012	2012	2011	2012	2011

Revenues	$15,798	$14,415	$17,306	$30,213	$30,485
Cost of revenues	2,887	2,179	3,535	5,066	6,514
Amortization of purchased technology	--	--	298	--	597
Gross profit	12,911	12,236	13,473	25,147	23,374

Operating expenses:
Research and development, net	4,840	4,534	3,892	9,374	8,291
Selling, general and administrative	3,200	3,167	3,062	6,367	6,006
Total operating expenses	8,040	7,701	6,954	15,741	14,297

Operating income	4,871	4,535	6,519	9,406	9,077
Financial income, net	682	597	369	1,279	695
Income before taxes	5,553	5,132	6,888	10,685	9,772
Taxes on income	--	--	(2,116)	--	(3,527)
Net income	$5,553	$5,132	$4,772	$10,685	$6,245

Net income per share:
Basic	$0.20	$0.19	$0.18	$0.38	$0.24
Diluted	$0.19	$0.18	$0.17	$0.37	$0.22
Weighted average shares used in per share calculation:
Basic	28,042,283	27,525,386	26,600,650	27,783,834	26,400,961
Diluted	28,823,804	28,517,609	27,911,054	28,700,836	27,798,963

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Reconciliation of GAAP to Non-GAAP Measures
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2012	2012	2011	2012	2011

GAAP gross profit	$12,911	$12,236	$13,473	$25,147	$23,374
Stock-based compensation	74	77	73	151	213
Amortization of purchased technology	--	--	298	--	597

Non-GAAP gross profit	$12,985	$12,313	$13,844	$25,298	$24,184

GAAP gross profit as percentage of revenues	81.7%	84.9%	77.9%	83.2%	76.7%
Non-GAAP gross profit as percentage of revenues	82.2%	85.4%	80.0%	83.7%	79.3%

GAAP operating expenses	$8,040	$7,701	$6,954	$15,741	$14,297
Stock-based compensation:
Research and development	(1,545)	(1,361)	(1,119)	(2,906)	(2,245)
Selling, general and administrative	(1,216)	(1,144)	(908)	(2,360)	(1,738)
Amortization of intangible assets
Selling, general and administrative	(51)	(51)	(95)	(102)	(190)

Non-GAAP operating expenses	$5,228	$5,145	$4,832	$10,373	$10,124

GAAP operating income	$4,871	$4,535	$6,519	$9,406	$9,077

Non-GAAP operating income	$7,757	$7,168	$9,012	$14,925	$14,060

GAAP net income	$5,553	$5,132	$4,772	$10,685	$6,245
Stock-based compensation	2,835	2,582	2,100	5,417	4,196
Amortization of purchased intangible assets	51	51	393	102	787
Taxes on income*	--	--	2,116	--	3,527

Non-GAAP net income	$8,439	$7,765	$9,381	$16,204	$14,755

Non-GAAP net income per share - Diluted	$0.29	$0.27	$0.33	$0.55	$0.52
Non-GAAP weighted average shares - Diluted**	29,540,537	29,144,661	28,455,818	29,343,540	28,297,526

*
Taxes on income represent the non-cash utilization of a deferred tax asset with respect to the Company's estimate of its accumulated taxable income in accordance with FASB ASC 740. During 2011, EZchip Technologies, the Company's main subsidiary completed the utilization of the deferred tax asset, and started to enjoy the ten year period of exemption from Israeli corporate taxes due to benefits provided pursuant to its Israeli approved and privileged enterprise programs.

**
In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes theeffects of stock-based compensation expenses in accordance with FASB ASC 718.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Balance Sheet
(U.S. Dollars in thousands)

	June 30,	December 31,
	2012	2011
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents, marketable securities and deposits	$153,764	$126,770
Trade receivables, net	5,215	8,655
Other receivables	4,524	1,837
Inventories	5,992	5,788
Total current assets	169,495	143,050

NON CURRENT ASSETS:
Severance pay fund	5,472	5,215
Long term investment and others	333	337
Total non current assets	5,805	5,552

PROPERTY AND EQUIPMENT, NET	1,090	828

INTANGIBLE ASSETS, NET	1,103	1,205

GOODWILL	96,276	96,276

TOTAL ASSETS	$273,769	$246,911
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$746	$2,319
Other payables and accrued expenses	6,028	6,352
Total current liabilities	6,774	8,671

ACCRUED SEVERANCE PAY	6,443	6,081

SHAREHOLDERS’ EQUITY:
Share capital	160	155
Additional paid-in capital	305,820	288,641
Accumulated other comprehensive loss	(436)	(960)
Accumulated deficit	(44,992)	(55,677)
Total shareholders’ equity	260,552	232,159

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$273,769	$246,911

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Selected Condensed Consolidated Cash Flow Data on a Non-GAAP basis
(U.S. Dollars in thousands)
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2012	2012	2011	2012	2011
Cash flows from operating activities:
Net income	$5,553	$5,132	$4,772	$10,685	$6,245
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	157	143	452	300	902
Decrease (increase) in trade and other receivables, net	76	681	(929)	757	366
Decrease (increase) in inventory	974	(1,178)	(12)	(204)	(1,438)
Decrease in deferred tax asset	--	--	2,110	--	3,513
Increase (decrease) in trade payables and other accrued liabilities, net	(490)	(463)	674	(953)	289
Stock-based compensation	2,835	2,582	2,100	5,417	4,196
Net cash provided by operating activities	9,105	6,897	9,167	16,002	14,073

Cash flows from investing activities:
Purchase of property and equipment	(338)	(336)	(51)	(674)	(176)
Purchase of technology	(500)	--	--	(500)	--
Net cash used in investing activities	(838)	(336)	(51)	(1,174)	(176)

Cash flows from financing activities:
Proceeds from exercise of options	352	11,415	3,432	11,767	5, 905
Net cash provided by financing activities	352	11,415	3,432	11,767	5,905

Unrealized gain (loss) on marketable securities, net	(79)	478	9	399	(82)

Increase in cash, cash equivalents, marketable securities and deposits	8,540	18,454	12,557	26,994	19,720
Cash, cash equivalents, marketable securities and deposits at the beginning of the period	145,224	126,770	108,473	126,770	101,310
Cash, cash equivalents, marketable securities and deposits at the end of the period	$153,764	$145,224	$121,030	$153,764	$121,030